FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Investor Day News Release

Celebrating 100 years

NEWS RELEASE

CN sets strategic agenda focused on growth and technology

Railway outlines three-year perspective to the investment community

TORONTO, June 4, 2019 — Today, CN’s (TSX: CNR) (NYSE: CNI) executive team will meet with the investment community in Toronto to discuss the Company’s strategic agenda.

“Our focus is on driving long-term value creation for shareholders and customers,” said JJ Ruest, president and chief executive officer of CN. “CN’s ONE TEAM of scheduled railroaders is focused on service and operational excellence to grow faster than the economy, at low incremental cost. Having pioneered Scheduled Railroading roughly 15 years ago, our vision is to be the first railroad to take it to the next level by deploying  advanced information technologies.”

CN is excited to showcase its talented team and bench strength; the Company’s evolution of Scheduled Railroading; our pipeline of growth opportunities; and expected value from deploying our key technology initiatives.

CN today also reaffirmed its 2019 financial outlook and issued its financial perspective for the next three years.

2019 financial outlook (1)

CN still aims to deliver 2019 adjusted diluted earnings per share (EPS) growth in the low double-digit range this year versus last year’s adjusted diluted EPS of C$5.50 (2) and now assumes mid single-digit volume growth in 2019 in terms of revenue ton miles (RTMs).

2020-2022 financial perspective (1)

With a solid pipeline of organic growth opportunities and our focus on taking Scheduled Railroading to the next level, CN aims to deliver diluted EPS CAGR in the low double digits.

Additional information on CN’s 2020-2022 financial perspective, CN’s schedule of webcast presentations, and speakers’ slides are all available at www.cn.ca/investors/cn-investor-day.

(1) Forward-looking statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including but not limited to, statements with respect to CN’s 2019 financial outlook, and three-year financial perspective, and the related key assumptions. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

2019 key assumptions

CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company assumes that North American industrial production for the year will increase by approximately two per cent, and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN now assumes total RTMs in 2019 will increase in the mid single digits versus 2018 (compared to its April 29, 2019 assumption in the high single digits). CN assumes continued pricing above rail inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$65 per barrel. In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

2020-2022 key assumptions

CN has made a number of economic and market assumptions in preparing its three-year financial perspective. The Company assumes that North American industrial production will increase by approximately two per cent annually over the next three years, and assumes annual U.S. housing starts of at least 1.25 million units and annual U.S. motor vehicle sales of approximately 17 million units. The Company assumes that the annual grain crops in both Canada and the United States will be in line with their respective three-year averages. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$65 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; changes in business strategies; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(2) Non-GAAP measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses the non-GAAP measure adjusted diluted earnings per share in this news release that does not have any standardized meaning prescribed by GAAP. This non-GAAP measure may not be comparable to similar measures presented by other companies. For further details of this non-GAAP measure, including a reconciliation to the most directly comparable GAAP financial measure, refer to the supplementary schedule entitled Non-GAAP Measures for the year 2018, available at www.cn.ca/financial-results.

CN’s 2019 full-year adjusted diluted EPS outlook (1) excludes, and the 2020-2022 financial perspective may exclude, the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investors
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: June 12, 2019	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President, Deputy Corporate Secretary and General Counsel